SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SHENGRUI RESOURCES CO. LTD.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

82322F 10 5
(CUSIP Number)

Kenneth A. Goggans
1513 Houston Street
Sulphur Springs, TX 75482
Telephone: 1-903-885-7173
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 7, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. |_|

SCHEDULE 13D

CUSIP NO. 82322F 10 5

1.   Names of Reporting Persons.       I.R.S. Identification Nos. of above persons (entities only).

      Kenneth A. Goggans

2.   Check the appropriate box if a member of a group

     (a)              N/A
     (b)

3.   SEC use only

      Not applicable

4.   Source of funds

      PF

5.   Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)

      N/A

6.   Citizenship or Place of Organization

      United States

Number of	7.	Sole Voting Power
Shares		4,120,000 shares of Common Stock
Beneficially
Owned by	8.	Shared Voting Power
Each		N/A
Reporting
Person	9.	Sole Dispositive Power
With:		4,120,000 shares of Common Stock

	10.	Shared Dispositive Power
		N/A

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     4,120,000 shares of Common Stock

12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares

       N/A

13.  Percent of Class Represented by Amount in Row (11)

       75.5% of Common Stock

14.  Type of Reporting Person

        IN

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ITEM 1.    SECURITY AND ISSUER

         This statement relates to the Common Stock, $.0001 par value (the "Common Stock") and other securities of Shengrui Resources Co. Ltd. (the "Issuer"), a Nevada corporation which has its principal executive offices at 270-11331 Coppersmith Way, British Columbia V7A 5J9, Canada.

ITEM 2.    IDENTITY AND BACKGROUND

         This statement relates to the securities of the Issuer that were acquired by Kenneth A. Goggans whose principal business is oil and gas exploration and development. The business address of Mr. Goggans is: 1513 Houston Street, Sulphur Springs, Texas 75482.

         Mr. Goggans has not during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.  Accordingly, he has not been and is not now, as a result of any such proceeding, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

         Mr. Goggans is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Goggans acquired 4,120,000 shares of the Common Stock, $.0001 par value, of the Issuer on March 7, 2011. Mr. Goggans acquired these shares of the Issuer for $100,000 and paid for the shares with his personal funds to Shengrui International Holding Group Co. Ltd.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Mr. Goggans is the beneficial owners of 4,120,000 shares of the Common Stock of the Issuer which he agreed to purchase for $100,000 (U.S.) from his personal funds.  The Common Stock of the Company acquired by Mr. Goggans represents approximately 75.5% of the issued and outstanding shares of the Common Stock of the Company.

         (b) Mr. Goggans has the sole power to vote and to dispose of the securities of the Issuer described herein.

         (c) No other purchases or sales of the Common Stock of the Issuer have been made by Mr. Goggans during the 60 days preceding this purchase.

         (d) To the best of the knowledge of Mr. Goggans, no other person or entity has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by him.

         (e) Not Applicable.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There is no group involved in the acquisition of the Common Stock of the Company with or related to Mr. Goggans.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1.   Stock Purchase Agreement dated March 7, 2011, between Kenneth A. Goggans and Shengrui International Resources Co. Ltd.

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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 9, 2011	/s/ Kenneth A. Goggans
Kenneth A. Goggans

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